NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 5, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on May 25, 2017. Pursuant to the terms of the Warrants Agreement, the Warrants (Expiring May 25, 2017) of Kinder Morgan, Inc. expired on May 25, 2017. Each Warrant entitled the holder to purchase from Kinder Morgan, Inc. One (1) share of Class P Common Stock for a purchase price per share of Common Stock of $40.00, subject to adjustment. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 22, 2017.